UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number 000-53776

China Metro-Rural Holdings Limited

(Translation of registrant’s name into English)

Suite 2204, 22/F Sun Life Tower,

The Gateway, 15 Canton Road,

Tsimshatsui, Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    ☐

The information included in the Report on Form 6-K is incorporated by reference into the registration statement on Form F-3

(File No. 333-171825).

China Metro-Rural Holdings Limited

Form 6-K

Forward-Looking Statements

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are, by their nature, subject to risks and uncertainties. This Act provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements, including statements regarding industry prospects and future results of operations or financial position, made in this press release are forward-looking.

Words such as “continue”, “consider”, “probably”, “will”, “strive” and similar expressions may identify forward-looking statements. These forward-looking statements include, without limitation, statements relating to: the Company’s future performance, the Company’s expansion efforts, the state of economic conditions, the Company’s market and the governmental policy. These forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes to be appropriate in particular circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of known and unknown risks and uncertainties and other factors, any or all of which could cause actual results, performance or achievements to differ materially from the Company’s expectations, whether expressed or implied by such forward-looking statements.

Issuance of Guaranteed Secured Convertible Bonds

On July 24, 2012, China Metro-Rural Holdings Limited (the “Company”) signed an agreement regarding the proposed issuance of up to US$60,000,000, 14 per cent. guaranteed secured convertible bonds (the “Bonds” or “CBs”) due 2017 convertible into ordinary shares of US$0.001 each in the capital of the Company (“Ordinary Shares”) in a private placement solely to Willis Plus Limited, a BVI company associated with the Company’s Majority Shareholders (as defined below) (the “Investor”) pursuant to Section 4(2) under the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder (the “CB Transaction”). Interest is payable on the principal amount of the Bonds semi-annually. The closing is expected to occur on or about mid-August, 2012, subject to the fulfillment of certain conditions precedent. The Bonds are jointly and severally guaranteed by M.S. Electronic Emporium Limited, China Metro-Rural Limited, China Metro-Rural Exchange Limited, China Metro-Rural Development Limited and China Focus City (H.K.) Holdings Limited (the “Subsidiary Guarantors”, being non-PRC subsidiaries of the Issuer) and secured by share pledges over the issued share capital of the Subsidiary Guarantors that are owned by the Company.

All (but not part only) of the principal amount of the CBs will be convertible into Ordinary Shares of the Company at an initial conversion price per Ordinary Share equal to US$1.0811, representing 30% premium over the weighted average price (i.e. all trades) during the past 30 trading days (trade days without volume are excluded). The CBs are not convertible until the one year anniversary of the closing date. Based on such initial conversion price, 55,499,028 of the Company’s Ordinary Shares are issuable upon conversion of the CBs, representing approximately 75.46% of the total issued share capital of the Company and approximately 43.01% of the total issued share capital of the Company as enlarged by such issue and assuming no existing warrants of the Company are exercised and no further issue of shares.

Under the terms of the CBs, the Company undertakes to comply with certain financial covenants and will need to seek consent of holders of CBs in respect of certain corporate activities and major transactions.

Under the terms of the CBs, the Investor has the right to put back the CBs to the Company on the third anniversary of the date of issue of the CBs at an amount equal to 100 percent of the principal amount outstanding of the CBs to be repaid with accrued but unpaid interest and the relevant PIK Payment (as defined below).

On the earlier of the date on which the CBs are put back to the Company, or maturity, the Company shall also pay a premium on the principal amount of the CBs outstanding equal to the aggregate of the following amounts (collectively, the “PIK Payment”):

(a) an amount representing interest accrued through the date ending on the earlier of the anniversary of the issue date of the CBs or the relevant date of redemption or repayment, at the rate of 7 per cent. per annum of the principal amount of the CBs then outstanding, compounded annually (the “PIK Principal Portion”); and

(b) each PIK Principal Portion shall bear interest from the relevant date on which the PIK Principal Portion is first incurred at a rate of 21 per cent. per annum compounding on an annual basis.

Issuance of Warrants

Simultaneously with the issue of the CBs, the Company will issue to the Investor warrants (the “Warrants”) exercisable to purchase up to 6,000,000 Ordinary Shares of the Company at an initial exercise price of US$1.2973 per Ordinary Share, representing a 20% premium over the initial conversion price of the CBs, exercisable for the four (4) year period following the first anniversary of the date of issue of the CBs (the “Warrant Transaction”). The terms of the Warrants further provide that in case no registration statement is available for resale of Shares which may be issued under the Warrants (the “Exercise Shares”), the holder of the Warrants may elect to receive Exercise Shares by way of cashless exercise pursuant to which the difference of the Current Market Value (as defined under the terms of the Warrants) of the Exercise Shares and the exercise price which would have been received for the Exercise Shares would be used to determine the net number of Exercise Shares to be issued to the holder of the Warrants. The Company may have the option to pay cash instead of issued Shares. In the event the Company seeks an alternate listing on a recognized stock exchange and the listing of the shares to be issued under the Warrants is not allowed or the listing of the shares would be deferred for reasons associated with the Warrants, the Company shall have a right to cancel the Warrants by compensating the holder of the Warrants with one Ordinary Share for every three Warrants tendered for surrender, credited as fully paid.

Anti-dilution protection

The CBs and Warrants will have customary anti-dilution protection, which will include adjustments for (i) consolidation, reclassification or subdivision, (ii) capitalisation of profits or reserves, (iii) capital distributions including cash or non-cash dividends (except aggregate cash dividends in a fiscal year not exceeding the lower of (A) 25% of consolidated net profit attributable to the equity holders of the Company in the immediately preceding fiscal year), and (B) dividend yield of 6% of the volume weighted average prices of each trading day in the 30 days immediately prior to the announcement of such dividend, (iv) rights issues of shares or options over shares, (v) rights issues of other securities, (vi) new issues and other issues of securities at a discount of more than 5% to Current Market Price, (vii) modification of rights of conversion, exchange, etc, where the consideration per share receivable is at a discount of more than 5% to Current Market Price, (viii) other offers of securities in connection with which the shareholders as a class are entitled to participate, (ix) issues of new shares at a discount of more than 5% of the prevailing conversion price in which case adjustment of the conversion price shall occur on a full ratchet basis, and (x) and transactions which are similar to the foregoing, except that existing warrants issued by the Issuer and employee share schemes or incentives (subject to a cap of 10 % of the Issuer’s total share capital), will each not result in such adjustment.

Listing of Shares

The approval for the listing of the Ordinary Shares underlying the Bonds and the Warrants has been obtained from the NYSE MKT.

Affiliate Transaction

Prior to the issuance of the Bonds and Warrants, the Company originally sought the investment directly from PA Universal Opportunity VII Limited (“PAG”). In the negotiation process, PAG demanded the personal guarantee from the majority shareholders of the Company, including, namely, Mr. Chung Hing Cheng (“Mr. Cheng”) and Mr. Moon Lam Leung (“Mr. Leung”, together with Mr. Cheng, the “Majority Shareholders”) and sought collateral from them. As a result of that dialogue, the Majority Shareholders sought consideration from PAG and the Company in connection with the guarantee and security requested by PAG. The net result was that PAG would make a loan by way of US$60,000,000 of bonds to the Investor and the Investor would use the loan proceeds to purchase the Bonds. Under this arrangement, PAG is entitled to receive 20% of any gross return realized by the Investor on the CBs and Warrants, net of certain permitted expenses, that is in excess of 21% per annum internal rate of return payable on the PAG bond.

The Investor is categorized as an affiliate of the Company since both shareholders of the Investor, Mr. Cheng and Mr. Leung are together deemed to be the largest shareholder of the Company, by their deemed beneficial ownership of over 50% of the issued and outstanding Ordinary Shares of the Company through Kind United Holdings Limited. Accordingly, each of the CB Transaction and Warrant Transaction constitutes a transaction with an affiliate of the Company (the “Affiliate Transaction”) which is subject to, amongst other things, the review and approval of the board of the Company, and the Audit Committee.

The board and the Audit Committee of the Company are of the opinion that the Affiliate Transaction is in the best interests of the Company and its shareholders as a whole and the board and Audit Committee each approved the Affiliate Transaction on July 17, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2012	CHINA METRO-RURAL HOLDINGS LIMITED

	By	/s/ Sio Kam Seng
Sio Kam Seng
Executive Director and Chairman of the Board and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	Press Release dated August 3, 2012.

99.2	Subscription Agreement for the Convertible Bonds dated July 24, 2012.

99.3	Form of Terms and Conditions relating to the Convertible Bonds

99.4	Form of Warrant Instrument

99.5	Form of Registration Rights Agreement

99.6	Definitive Form of Subsidiary Guarantee

99.7	Subscription and Investor Rights Agreement relating to the PAG Bonds, dated July 24, 2012

99.8	Deed of Undertakings and Negative Pledge Agreement, dated July 24, 2012

99.9	Form of Terms and Conditions relating to the PAG Bonds

99.10	Form of Guarantee relating to the PAG Bonds